FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               December 23, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: December 23, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




 NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company



Smith & Nephew plc



2. Name of shareholder having a major interest



The Capital Group Companies, Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18



Non-beneficial



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital Guardian Trust Company:

State Street Nominees Ltd   82,550
Bank Of New York Nominees Ltd   1,249,843

Chase Manhattan Bank Australia Ltd   8,500

Chase Nominees Ltd   6,718,799

BT Globenet Nominees Ltd   137,300

Midland Bank plc   194,900

Cede & Co 121,600

Deutsche Bank Mannheim 4,500

Bankers Trust 9,200

Nortrust Nominees 1,332,174

Royal Bank of Scotland   12,000

MSS Nominees Ltd   31,700

State Street Bank & Trust Co  39,200

RBSTB Nominees Ltd    9,700

Deutsche Bank AG 3,600

HSBC Bank plc  600

ROY Nominees Ltd   4,600

Mellon Nominees (UK) Ltd   388,200

HSBC 5,200

JP Morgan Chase Bank   657,333



Capital International Ltd:

State Street Nominees Ltd   9,200

Bank of New York Nominees  1,004,746

Northern Trust   376,344

Chase Nominees Ltd   658,145

Midland Bank plc   22,900

Citibank London 130,200

Morgan Guaranty  77,500

Nortrust Nominees  668,026

Royal Bank of Scotland 96,400

State Street Bank & Trust Co   98,500

National Westminster Bank 10,800

Deutsche Bank AG   361,741

HSBC Bank plc  265,565

Mellon Bank NA 42,500

KAS UK 8,900

Bank One London  31,300



Capital International SA:

Bank of New York Nominees 6,100

Chase Nominees Ltd   83,900

Midland Bank plc 2,400

National Westminster Bank 10,200

Lloyds Bank 5,200

HSBC Bank plc 38,400


Capital Research and Management Company:

State Street Nominees Ltd   13,156,268

Chase Nominees Ltd   58,854,800

State Street Bank & Trust Co 134,410



  Capital International Inc

  Nortrust Nominees 23,000

  HSBC Bank plc 11,500



5. Number of shares / amount of stock acquired



Not disclosed



6. Percentage of issued class



Not disclosed



7. Number of shares / amount of stock disposed



................................................................



8. Percentage of issued class



................................................................



9. Class of security



Ordinary shares of 12 2/9p



10. Date of transaction



Not known



11. Date company informed



23.12.05



12. Total holding following this notification



87,200,444



13. Total percentage holding of issued class following this notification



9.27%



14. Any additional information



................................................................



15. Name of contact and telephone number for queries



Phil Higgins - Assistant Company Secretary

020 7960 2228



16. Name and signature of authorised company official responsible for making this notification



Phil Higgins - Assistant Company Secretary



Date of notification



23.12.05



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.